UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

251591103

(CUSIP Number)

Craig Macnab	with a copy to:
Chairman and Chief Executive Officer	John J. Kelley III, Esq.
JDN Realty Corporation	King & Spalding
359 East Paces Ferry Road	191 Peachtree Street
Suite 400	Atlanta, GA 30303
Atlanta, GA 30305	(404) 572-4600
(404) 262-3252

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

SCHEDULE 13D

CUSIP No. 251591103

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
JDN Realty Corporation No. 58-1468053

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO (1)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	7. SOLE VOTING POWER:	None
BENEFICIALLY OWNED
BY EACH	8. SHARED VOTING POWER:	6,102,082 (1)
REPORTING PERSON WITH:
	9. SOLE DISPOSITIVE POWER:	None

	10. SHARED DISPOSITIVE POWER:	None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,102,082 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.4% (3)

14.	TYPE OF REPORTING PERSON:	CO

(1)	Pursuant to an Agreement and Plan of Merger dated as of October 4, 2002 (the “Merger Agreement”) among Developers Diversified Realty Corporation, an Ohio corporation (“DDR”), DDR Transitory Sub, Inc., a Maryland corporation and a wholly-owned subsidiary of DDR (“Merger Sub”), and JDN Realty Corporation, a Maryland corporation (“JDN”), and subject to the conditions set forth therein (including approval by shareholders of JDN and DDR), Merger Sub will merge with and into JDN and JDN will become a majority-owned subsidiary of DDR (such events constituting the “Merger”). A total of 6,102,082 DDR common shares, without par value (the “Shares”), are subject to a Voting Agreement (the “Voting Agreement”) entered into by JDN and certain shareholders of DDR (See Schedule B attached hereto) (the “Shareholders”). Pursuant to the Voting Agreement, the Shareholders have agreed to vote (or cause to be voted) their shares (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of DDR under the Merger Agreement or which would reasonably be expected to result in any of the conditions to the Merger Agreement not being fulfilled. In addition, each Shareholder agrees that he or she will, upon request by JDN, furnish written information, in form and substance reasonably acceptable to JDN, of such Shareholder’s vote in favor of the Merger Agreement and the Merger. Notwithstanding the foregoing, nothing in the Voting Agreement shall limit or restrict the Shareholder from acting in his or her capacity as a director or officer of DDR, to the extent applicable, it being understood that the Voting Agreement shall apply to the Shareholder solely in his or her capacity as a shareholder of DDR. The Shareholders may vote the Shares on all other matters. As part of the Voting Agreement, the Shareholders granted an irrevocable proxy to JDN, effective immediately upon the Shareholder’s failure to satisfy his or her obligations under clauses (i) or (ii) above, with respect to the voting of the Shares for the matters covered by the Voting Agreement.

(2)	JDN expressly disclaims beneficial ownership of any of the DDR common shares covered by the Voting Agreement.

(3)	Based on the number of DDR common shares outstanding as of October 4, 2002 (as represented by DDR in the Merger Agreement discussed in Item 4 below), the number of DDR common shares indicated represents approximately 9.4% of the outstanding DDR common shares.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares of Developers Diversified Realty Corporation, an Ohio corporation (sometimes referred to herein as “Issuer” or “DDR”). The principal executive offices of DDR are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.

Item 2. Identity and Background.

(a)-(c), (f): The name of the corporation filing this Statement is JDN Realty Corporation, a Maryland corporation (“JDN”). The address of JDN’s principal place of business is 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305. JDN is a publicly traded real estate investment trust specializing in the development and asset management of retail shopping centers. Information with respect to the executive officers and directors of JDN is listed on Schedule A attached hereto, and is incorporated herein by reference.

(d) and (e): During the last five years, neither JDN, nor to the knowledge of JDN, any of the persons listed on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As an inducement for JDN to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain shareholders of DDR listed on Schedule B attached hereto (the “Shareholders”) entered into a Voting Agreement, a copy of which is Exhibit 2 hereto (the “Voting Agreement”). JDN did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

(a)-(b) Pursuant to an Agreement and Plan of Merger dated as of October 4, 2002 (the “Merger Agreement”), among DDR, DDR Transitory Sub, Inc., a Maryland corporation and a wholly-owned subsidiary of DDR (“Merger Sub”), and JDN, and subject to the conditions set forth therein (including approval by shareholders of JDN and DDR), Merger Sub will merge with and into JDN and JDN will become a majority-owned subsidiary of DDR (such events constituting the “Merger”). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into JDN, with JDN remaining as the surviving corporation (the “Surviving Corporation”).

As a result of the Merger, (1) each outstanding share of JDN common stock will be converted into the right to receive 0.518 (the “Exchange Ratio”) of a DDR common share (the “Common Share Consideration”) and (2) each outstanding share of JDN

1

9 3/8% Series A Cumulative Redeemable Preferred Stock will be converted into the right to receive one DDR 9 3/8% Cumulative Redeemable Voting Preferred Share (the “Preferred Share Consideration,” and together with the Common Share Consideration, the “Merger Consideration”). All such shares of JDN common stock and preferred stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the applicable Merger Consideration payable in respect of such shares of JDN common stock or preferred stock, as the case may be.

The Shareholders have, by executing the Voting Agreement, agreed to vote the 6,102,082 shares of DDR common stock (the “Shares”) beneficially owned by them as described below. Pursuant to the Voting Agreement, the Shareholders have agreed, at every DDR shareholders meeting and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) their shares (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of DDR under the Merger Agreement or which would reasonably be expected to result in any of the conditions to the Merger Agreement not being fulfilled. In addition, each Shareholder agrees that it will, upon request by JDN, furnish written information, in form and substance reasonably acceptable to JDN, of such Shareholders vote in favor of the Merger Agreement and the Merger. Notwithstanding the foregoing, nothing in the Voting Agreement shall limit or restrict the Shareholder from acting in his or her capacity as director or officer of DDR, to the extent applicable, it being understood that the Voting Agreement shall apply to the Shareholder solely in his or her capacity as a shareholder of DDR. The Shareholders may vote the Shares on all other matters. As part of the Voting Agreement, the Shareholders granted an irrevocable proxy to JDN, effective immediately upon a Shareholder’s failure to satisfy his or her obligations under clauses (i) or (ii) above, with respect to the voting of the Shares for the matters covered by the Voting Agreement. The purpose of the transactions under the Voting Agreement is to enable JDN and DDR to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, if approved by the shareholders of DDR, the size of the DDR board will be increased from ten to 11 members and a current director of JDN will be nominated to fill the newly created vacancy. Following the Merger, the current executive officers of DDR will remain as executive officers of the combined company.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than described above, JDN currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although JDN reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, hereto, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, JDN may be deemed to be the beneficial owner of 6,102,082 of DDR common shares. Such DDR common shares constitute approximately 9.4% of the issued and outstanding DDR common shares based on the number of DDR common shares outstanding as of October 4, 2002 (as represented by DDR in the Merger Agreement discussed in Item 4 above). JDN may be deemed to have the shared voting power to vote the Shares with respect to those matters described above. However, JDN (i) is not entitled to any other rights as a shareholder of DDR as to the Shares and (ii) disclaims any beneficial ownership of the DDR common shares which are covered by the Voting Agreement.

To the knowledge of JDN, no person listed on Schedule A hereto has any direct equity or other ownership interest in DDR.

(c) As described in Items 3 and 4 of this Statement, JDN entered into the Voting Agreement and the Merger Agreement within the last 60 days.

(d) To the knowledge of JDN, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of DDR deemed to be beneficially owned by JDN.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of JDN, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of DDR, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated October 4, 2002, by and among JDN, Merger Sub and DDR (filed as an exhibit to the Current Report on Form 8-K of JDN dated October 4, 2002 on October 9, 2002 and incorporated herein by reference).

2. Form of Voting Agreement by and among JDN and certain shareholders of DDR as listed on Schedule B hereto (filed as an exhibit to the Current Report on Form 8-K of JDN dated October 4, 2002 on October 9, 2002 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2002	JDN REALTY CORPORATION

	By:	/s/ John D. Harris, Jr. John D. Harris, Jr. Senior Vice President, Chief Financial Officer, Secretary and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF JDN REALTY CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of JDN Realty Corporation.

     Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is JDN Realty Corporation, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305.

Name	Principal Occupation

BOARD OF DIRECTORS

Craig Macnab	President and Chief Executive Officer

Lee S. Wielansky	President, JDN Development Company, Inc.

William G. Byrnes (1)	Financial Consultant

Haywood D. Cochrane, Jr. (2)	President and CEO, Meridian Occupational Healthcare Associates, Inc.

Philip G. Satre (3)	Chairman and CEO, Harrah’s Entertainment, Inc.

William B. Greene (4)	Chairman of the Board, Carter County Bancshares

EXECUTIVE OFFICERS WHO ARE NOT MEMBERS OF THE BOARD OF DIRECTORS

John D. Harris, Jr.	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Andrew E. Rothfeder	Executive Vice President, JDN Development Company, Inc.

Leilani L. Jones	Vice President, Director of Property Management

Jeffrey J. Skorich	Vice President, Construction

Frank B. Miller	Senior Vice President, Development Finance, JDN

Development Company, Inc.

Michael A. Quinlan	Vice President, Controller and Assistant Secretary

John R. Lambert	Senior Vice President, Director of Asset Management

(1)  The business address for Mr. Byrnes is 7717 Southdown Road, Alexandria, Virginia 22308.

(2)  The business address for Mr. Cochrane is 20 Burton Hills Boulevard, Suite 200, Nashville, Tennessee 37215.

(3)  The business address for Mr. Satre is One Harrah’s Court, Las Vegas, Nevada 89119-4312.

(4)  The business address for Mr. Greene is 601 South Elk Avenue, Elizabethton, Tennessee 37643.

SCHEDULE B

SHAREHOLDERS PARTY TO A VOTING AGREEMENT WITH JDN REALTY CORPORATION

Shareholder Party to Voting Agreement	Shares Beneficially Owned	Date Entered Into

Scott A. Wolstein	1,366,365	October 4, 2002

David M. Jacobstein	45,755	October 4, 2002

Daniel B. Hurwitz	30,747	October 4, 2002

James A. Schoff	463,155	October 4, 2002

Joan U. Allgood	81,407	October 4, 2002

William H. Schafer	61,936	October 4, 2002

Eric M. Mallory	31,910	October 4, 2002

Richard E. Brown	5,393	October 4, 2002

Bert L. Wolstein	4,015,414	October 21, 2002

INDEX OF EXHIBITS

1.	Agreement and Plan of Merger, dated October 4, 2002, by and among JDN, Merger Sub and DDR (filed as an exhibit to the Current Report on Form 8-K of JDN dated October 4, 2002 on October 9, 2002 and incorporated herein by reference).

2.	Form of Voting Agreement, by and among JDN and certain shareholders of DDR as listed on Schedule B hereto (filed as an exhibit to the Current Report on Form 8-K of JDN dated October 4, 2002 on October 9, 2002 and incorporated herein by reference).